March 28, 2025

Sebastian Siemiatkowski
Chief Executive Officer
Klarna Group plc
10 York Road
London SE1 7ND
United Kingdom

       Re: Klarna Group plc
           Registration Statement on Form F-1
           Response dated March 24, 2025
           File No. 333-285826
Dear Sebastian Siemiatkowski:

     We have reviewed your response dated March 24, 2025 and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 21, 2025 letter.

Response dated March 24, 2025
General

1. In your response to comment 6, you state that the company concluded that the partnership agreement and warrant agreements with OnePay are each a contract of the type that Klarna enters in the ordinary course of its business. Please revise your discussion to clarify whether the two agreements, taken together, constitute the type of commercial arrangement that Klarna regularly enters into as part of its agreement with other merchant partners. In addition, we note that the agreement with OnePay appears to focus on Klarna expanding its offering of Fair Financing offerings to Walmart customers. Since this appears to represent an increased focus on a lending product that has previously been a much smaller percentage of your total consumer credit balance
 March 28, 2025
Page 2

       compared to Pay Now and Pay Later, please clarify how you concluded that the agreement was a contract that Klarna enters into in the ordinary course of its business.
2. We note that in your response to comment 6, you provided a portion of the disclosure that you intend to include in the Summary section of your next amendment. We note that the agreement appears to focus on Klarna's ability to offer Fair Financing products to Walmart customers through the OnePay app. Please expand your disclosure, in an appropriate location in the registration statement, to provide
       management's view as to whether the agreement with Walmart and OnePay is likely to represent a significant change to your overall lending offerings, since Fair
       Financing represented a comparatively small portion of your overall outstanding consumer balances. Similarly, please address whether management believes the comparatively longer term financing may impact your need for short-term and longer-
       term deposit or other debt financing.
       Please contact Michael Volley at 202-551-3437 or Robert Klein at 202-551-3847 if
you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-551-3465 or Christian Windsor at 202-551-
3419 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   Byron B. Rooney, Esq.